UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2022 to August 12, 2022

Commission File Number 001-09861

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEOPLE’S UNITED BANK, N.A. 401(k) EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M&T BANK CORPORATION

One M&T Plaza

Buffalo, NY 14203

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Financial Statements

(With Report of Independent Registered Public Accounting Firm)

For the Period January 1, 2022 through August 12, 2022

and the Year Ended December 31, 2021

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Other schedules required by Section 2520.103-10 of the Employee Retirement Income Security Act of 1974 are not applicable.

Report of Independent Registered Public Accounting Firm

The M&T Bank Employee Benefit Plans Committee and Participants of the People’s United Bank, N.A. 401(k) Employee Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the People’s United Bank, N.A. 401(k) Employee Savings Plan (the “Plan”) as of August 12, 2022 and December 31, 2021, and the related statements of changes in net assets available for plan benefits for the period January 1, 2022 to August 12, 2022 and the year ended December 31, 2021. In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of August 12, 2022 and December 31, 2021, and the changes in its net assets available for plan benefits for the period January 1, 2022 to August 12, 2022 and year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Plan’s sponsor entered into a merger agreement with M&T Bank Corporation. In connection with the merger, the Plan merged into the M&T Bank 401(k) Plan in August 2022. Our opinion is not modified with respect to that matter.

We have served as the Plan’s auditor since March 28, 2013.

/s/ McSoley McCoy & Company

February 8, 2023

South Burlington, Vermont

VT Reg. No. 92-349

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

(In thousands)

	August 12, 2022	December 31, 2021
Assets:
Investments (note 3):
Mutual fund shares	$—	$546,550
People’s United Financial, Inc. common stock	—	84,488
Self-directed brokerage account	—	21,452
Common/collective trusts	—	713,293

Total investments	—	1,365,783

Receivables:
Notes receivable from participants (note 4)	—	16,181
Employer contributions (note 5)	—	14,580
Participant contributions (note 5)	—	952

Total receivables	—	31,713

Total assets available for plan benefits	—	1,397,496

Liabilities:
Accrued plan expenses	—	57

Total liabilities	—	57

Net assets available for plan benefits	$—	$1,397,439

See accompanying notes to financial statements.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

(In thousands)

	For the Period January 1, 2022 through August 12, 2022	Year Ended December 31, 2021
Net investment (loss) income:
Net (depreciation) appreciation in fair value
of investments (note 3)	$(233,362)	$139,019
Interest and dividends	7,429	47,534

Net investment (loss) income	(225,933)	186,553

Additions to net assets attributed to:
Contributions:
Participant	21,988	52,709
Employer	8,800	31,466

Total contributions	30,788	84,175
Interest, notes receivable from participants (note 4)	350	845
Plan transfers in	—	363

Total additions	31,138	85,383

Deductions from net assets attributed to:
Plan transfers out (note 1)	1,064,194	—
Distributions to participants	138,450	109,194

Total deductions	1,202,644	109,194

Net change in net assets available
for plan benefits	(1,397,439)	162,742
Net assets available for plan benefits, beginning of year	1,397,439	1,234,697

Net assets available for plan benefits, end of year	$—	$1,397,439

See accompanying notes to financial statements.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

For the Period January 1, 2022 through August 12, 2022

and the Year Ended December 31, 2021

(1)	Plan Description

The People’s United Bank, N.A. 401(k) Employee Savings Plan (the “Plan”) was a defined contribution plan sponsored by People’s United Bank, N.A. (“People’s” or the “Bank”), a wholly owned subsidiary of People’s United Financial, Inc. On February 22, 2021, People’s United Financial, Inc. entered into a merger agreement with M&T Bank Corporation (“M&T”). In connection with the merger, the Bank merged with and into M&T Bank, a wholly owned subsidiary of M&T, on April 2, 2022. On that date, administration of the Plan was assumed by M&T’s Employee Benefits Plans Committee.

Effective May 31, 2022, the Plan was amended whereby all active participation in the Plan ceased and contributions were no longer allowed into the Plan. A merger of the Plan into the M&T Bank Retirement Savings Plan was approved with an effective date of July 1, 2022. Transfer of the remaining Plan assets to the M&T Bank Retirement Savings Plan was completed on August 12, 2022.

Under the terms of a trust agreement, Fidelity Management Trust Company (as “Trustee”) and Fidelity Investments (as “Recordkeeper”) (collectively “Fidelity”) were empowered to perform such trust and administrative services as may be necessary to carry out the purposes of the Plan. However, the Trustee did not have any discretionary authority concerning the investment of the trust fund or the payment of distributions to participants. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

In general, all employees became eligible to participate in the Plan on their date of hire. Contributions made by Plan participants and by People’s were invested (as directed by the individual participants) in People’s United Financial, Inc. common stock, BrokerageLink (a self-directed brokerage account), or any of a series of mutual funds or common/collective trust investment options offered by the Plan.

Participant accounts were credited with the participants’ voluntary payroll contributions, allocations of People’s matching contribution percentages, and Plan earnings. Allocations were based on the participants’ eligible earnings (as defined) and payroll contribution percentages. Forfeitures were utilized to reduce future employer contributions. Participants were fully vested in their own contributions at all times, and in People’s matching contributions after one year of credited service. Participants who received an additional People’s contribution in lieu of participation in the People’s United Bank Employees’ Retirement Plan (see note 5) vested as follows: 25% after two years of credited service; 50% after three years of credited service; 75% after four years of credited service; and 100% after five years of credited service.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

For the Period January 1, 2022 through August 12, 2022

and the Year Ended December 31, 2021

On termination of service, death, disability, or retirement, a participant (or their beneficiary, subject to certain Plan provisions) could elect to receive a lump-sum amount equal to the full value of the participant’s vested interest in their account, or monthly, quarterly, semi-annual or annual installments over a period of time not to exceed the life expectancy of the participant or the joint life and last survivor expectancy of the participant and their beneficiary.

Effective on various dates in September and October 2021, approximately $363,000 of assets of the United Bank 401(k) Plan were transferred into the Plan.

The foregoing Plan description is presented for general information purposes only. Participants should refer to the Plan document for more complete information.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management of the Plan to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and changes therein. Actual results of the Plan could differ significantly from those estimates and assumptions.

(b)	Investment Valuation and Income Recognition

Investments representing shares of mutual funds, BrokerageLink investments and People’s United Financial, Inc. common stock are stated at fair value based on quoted market prices.

The common/collective trusts are valued at the net asset value (“NAV”) of units held by the Plan. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

For the Period January 1, 2022 through August 12, 2022

and the Year Ended December 31, 2021

The net unrealized appreciation or depreciation for the year is reported together with realized gains and losses in the statements of changes in net assets available for plan benefits. Purchases and sales of investments are recorded on a trade-date basis. Realized investment gains and losses are determined based on the weighted average historical cost basis of the investment sold. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Fair Value Measurement of Investments

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for plan benefits. Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”) establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

U.S. GAAP guidance provides for the use of NAV as a practical expedient for estimating fair value of alternative investments. Pursuant to U.S. GAAP guidance, alternative investments where fair value is measured using NAV are not categorized within the fair value hierarchy.

The three levels of the fair value hierarchy under ASC 820, along with a brief description of each, are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	observable inputs for the asset or liability other than quoted prices; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

For the Period January 1, 2022 through August 12, 2022

and the Year Ended December 31, 2021

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Common Stock – Valued at the closing price as reported in the active market on which the identical security is traded.

Mutual Fund Shares – Valued at the NAV per share as reported in the active markets on which the individual securities are traded. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

BrokerageLink Investments – The fair value of this self-directed brokerage account is based on quoted values of underlying shares of equities held within the account. There are no restrictions as to redemption of investment nor does the Plan have any contractual obligations to further invest in this account.

Common Trusts (T. Rowe Price Retirement Trusts) – The fair value of mutual funds or other common trust funds held by the trusts are valued based on quoted NAV per share or unit. The fair value of securities and certain other investments held by the trusts are valued based on the quoted market values of the underlying shares.

Collective Trusts – Valued based on reported NAV, as provided by the Plan administrator of the fund. The NAV is used as a practical expedient to estimate fair value. If available, quoted market prices (NAV) are used to value investments in the trust. The fair value of certain other investments for which quoted market prices are not available are valued based on yields currently available on comparable securities of issuers with similar credit ratings. There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the trusts.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in the Plan’s valuation methodologies during the period January 1, 2022 through August 12, 2022 or for the year ended December 31, 2021.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

For the Period January 1, 2022 through August 12, 2022

and the Year Ended December 31, 2021

(d)	Notes Receivable from Participants

Participant loans are accounted for as notes receivable from participants, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.

(e)	Payments of Distributions

Distributions to participants and beneficiaries are recorded when paid.

(f)	Administrative Expenses

Certain direct expenses and fees related to the administration of the Plan are paid from Plan assets. All other administrative expenses are paid by participants.

(g)	Forfeited Accounts

Forfeitures of nonvested People’s contributions for participants may be used to reduce future People’s matching contributions. During the period January 1, 2022 through August 12, 2022 and the year ended December 31, 2021, $293 and $796,007 in forfeitures were used to reduce People’s matching contributions, respectively. There was $242,557 in forfeitures available to reduce future employer matching contributions at December 31, 2021.

(3)	Investments

The following tables set forth the fair value of Plan assets, by level, within the ASC 820 fair value hierarchy:

	Fair Value Measurement Using
As of December 31, 2021 (in thousands)	Level 1	Level 2	Level 3	Total
Mutual funds	$546,550	$—	$—	$546,550
People’s United Financial,
Inc. common stock	84,488	—	—	84,488
Self-directed brokerage account	21,452	—	—	21,452

Total investments, at fair value	652,490	—	—	652,490
Common/collective trusts *	—	—	—	713,293

Total investments	$652,490	$—	$—	$1,365,783

*

In accordance with ASC 820, the fair value of the common/collective trusts reflected in the tables above have been determined using the NAV per share (or its equivalent) practical expedient and, as such, have not been categorized within the fair value hierarchy. The fair values presented in the tables are intended to permit reconciliation of the fair value hierarchy table to amounts presented in the Statements of Net Assets Available for Plan Benefits.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

For the Period January 1, 2022 through August 12, 2022

and the Year Ended December 31, 2021

(4)	Notes Receivable from Participants

Prior to May 31, 2022, participants were permitted to borrow up to 50% of their vested account balances (subject to a maximum loan amount of $50,000) and have up to two loans outstanding at any time (subject to a minimum loan amount of $1,000). Loans generally had a five-year term (longer if used for the purchase of a primary residence) but were able to be repaid in full at any time.

The interest rate for each loan, which remained fixed through the duration of the loan, was the Prime lending rate as listed in The Wall Street Journal in effect on the first business day of the month in which the participant requests the loan, plus 1%. Loans granted at different times may bear different interest rates. Interest began to accrue on the date the loan proceeds were disbursed to the participant and continued to accrue until the entire loan balance was paid in full, whether before or after maturity or default. Notes receivable from participants outstanding as of December 31, 2021 were at rates ranging from 4.25% to 8.50%. All participant loans were transferred out of the Plan by August 12, 2022.

(5)	Employer and Participant Contributions

Prior to May 31, 2022, participating employees were able to contribute from 1% to 50% of their pre-tax earnings (as defined) and allocate their contributions to the Plan’s various investment funds. Participant contributions could not exceed a specified base amount, adjusted annually for cost-of-living increases, as determined by the Internal Revenue Service (the “IRS”). The base amount per participant was $20,500 in 2022 and $19,500 in 2021.

Prior to May 31, 2022, participants who were age 50 and older at any time during the Plan year were able to make “catch up contributions” in that year. These contributions were additional tax deferred contributions that eligible participants were permitted to make in excess of annual IRS tax-deferred contribution limits. The maximum amount of “catch up contributions” permitted to have been made to the Plan was $6,500 in 2022 and 2021. Employer matching contributions were made equal to 100% of a participant’s contributions (excluding catch up contributions) up to and including 4% of the participant’s earnings.

The Plan also allowed for Roth contribution options.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

For the Period January 1, 2022 through August 12, 2022

and the Year Ended December 31, 2021

All eligible employees hired on or after January 1, 2015 were automatically enrolled in the Plan with a 1% deferral percentage (increased to 4% effective March 1, 2017), unless the employee elected a different percentage, including 0%.

During 2006, the Plan was amended to allow employees hired on or after August 14, 2006 to receive an additional annual contribution equal to 3% of their eligible pre-tax earnings (as defined) in lieu of participation in The People’s United Bank, N.A. Employees’ Retirement Plan (the “ERP”), which was closed to new participants effective August 14, 2006. In July 2011, People’s amended the ERP to “freeze”, effective December 31, 2011, the accrual of pension benefits for participants in that plan. In conjunction with the ERP amendment, People’s amended the Plan to provide for contributions to the Plan on behalf of all ERP participants, effective January 1, 2012, in an annual amount equal to 3% of the employee’s eligible pre-tax earnings (as defined). Included in employer contributions receivable at December 31, 2021 were $13,119,817 of amounts due from People’s as a result of these Plan amendments.

People’s matching contributions were made at the same time as participant contributions, while contributions in lieu of retirement plan participation were made on an annual basis. All of People’s contributions were allocated to the investment funds in the same proportion elected by the participant with respect to a participant’s own contributions. If the participant did not have an investment election on file, the contribution was made to an appropriate age-based retirement fund offered by the Plan based upon the participant’s years to normal retirement eligibility (age 65).

(6)	Distributions to Participants

Participant contributions could not be withdrawn from the Plan prior to the termination of the participant’s employment, unless the participant had either attained age 59-1/2 or was able to demonstrate financial hardship, as defined in Section 401(k) of the Internal Revenue Code (the “IRC”). Employer contributions could be withdrawn subject to specified limitations. The Plan also provided for distributions upon termination, retirement or death, subject to specified conditions. The normal form of payment for participants was a lump sum distribution.

PEOPLE’S UNITED BANK, N.A. 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

For the Period January 1, 2022 through August 12, 2022

and the Year Ended December 31, 2021

(7)	Income Tax Status

The Plan received a favorable tax determination letter from the IRS dated November 15, 2017, indicating that the Plan, as then designed, was in compliance with the applicable requirements of the IRC, and was therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan was designed and operated in compliance with the applicable requirements of the IRC.

GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or derecognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of August 12, 2022, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or derecognition of an asset) or disclosure in the financial statements.

The Plan is no longer subject to income tax examinations for years prior to 2019.

(8)	Related Party Transactions

The Plan’s investments included shares of People’s United Financial, Inc. common stock until the merger on April 2, 2022, and M&T common stock thereafter. M&T Bank, as successor to People’s, is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions. Additionally, the Plan has a number of service providers which qualify as parties-in-interest. All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

(9)	Subsequent Events

The Plan has evaluated subsequent events through February 8, 2023, the date these financial statements were issued.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of McSoley McCoy & Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLE’S UNITED BANK, N.A. 401(k) EMPLOYEE SAVINGS PLAN

	BY:	M&T Bank Corporation

Date: February 8, 2023	By:	/s/ Ann Marie Odrobina
	Name:	Ann Marie Odrobina
	Title:	Secretary to the Employee Benefits Plans Committee